GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER OF 2016

The following management’s discussion and analysis (“MD&A”), which is dated as of May 30, 2016, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three-month period ended March 31, 2016 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2016 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2015. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated May 2, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.

As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014 (exploration was conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with local Turkish entities.

After the signing of these option agreements, the attention was directed to the properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the first option agreement ground runs into what was until September 2014 a tender designated area (see below). Similar mapping and soil sampling in the ground covered by the second option agreement revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS-style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was held under the first option agreement referred to above (the “First Option”).

The Karaburun License and First Option ground cover the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this gossan/VMS system showed that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor carried out a phase one diamond drilling program at the Karaburun project, the results of which program were announced by the Company in July 2015.

In order to concentrate funds on the Karaburun Licence ground, being the most prospective ground at the Karaburun project taking into account the results from the phase one drilling program, Gentor terminated the First Option. In February 2016, Gentor signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Karaburun Licence ground (the “Project”). The LOI set out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the Project. The Option was subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI.

In a press release dated May 20, 2016, Gentor reported that its proposed joint venture with Lidya to further explore and develop the Project will not be proceeding, following notification from Lidya that Lidya has decided to not pursue the proposed joint venture.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Results of Operations

For the three month period ended March 31, 2016, the Company reported a net loss of $57,912 ($0.00 per share), as compared to net income of $44,791 ($0.00 per share) for the three month period ended March 31, 2015. During the three month period ended March 31, 2016, variances in expenses for continuing operations occurred in the expense categories described below as compared to the three month period ended March 31, 2015.

Field camps

Field camps expenses decreased to $17,169 during the first quarter of 2016 from $162,500 incurred during the first quarter of 2015. The decrease in field camps expenses is mainly due to decreased activity at the Karaburun project in Turkey during the first quarter of 2016.

Geochemistry

Geochemistry expenses decreased to $nil for the first quarter of 2016 from $2,328 during the first quarter of 2015 as activity levels decreased during the first quarter of 2016 related to the Karaburun project in Turkey.

Professional fees

Professional decreased to $3,207 during the first quarter of 2016, compared to $16,533 during the first quarter of 2015. The higher costs in 2015 were mainly due to higher than expected fees related to year-end audit and tax work.

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $8,201 for the first quarter of 2016 compared to a gain of $307,736 for the first quarter of 2015, related to the fair value adjustments for the derivative instruments.

Consulting fees

During the first quarter of 2016, the Company incurred $26,230 in consulting fees for Arnold T. Kondrat who is a director and Chief Executive Officer and President of the Company compared to $28,512 in consulting fees incurred during the first quarter of 2015.

General and administrative

General and administrative expenses increased to $58,581 during the first quarter of 2016, compared to $42,819 during the first quarter of 2015. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $737 during first quarter of 2016, compared to $11,669 for the first quarter of 2015 as there were no visits to the Company’s project in Turkey and lower corporate travel costs incurred during the first quarter of 2016.

Employee benefits

The Company employee benefits expense decreased to $33,559 during the first quarter of 2016, compared to $45,603 during the first quarter of 2015 due to staff changes in the Turkey office.

Office and sundry

Office and sundry expenses decreased to $5,899 during the first quarter of 2016, compared to $20,645 incurred during the first quarter of 2015, due to cost containment at the corporate office in Canada and in Turkey.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $5,848 during the first quarter of 2016, compared to a foreign exchange gain of $46,455 recorded during the first quarter of 2015, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the first quarter of 2016 was $2,297, compared to $11,358 recorded during the first quarter of 2015.

Other

Other general and administrative expenses incurred during the first quarter of 2016 include rent expense of $9,272 (March 31, 2015 - $12,709), shareholder information expenses of $5,844 (March 31, 2015 – $23,791), recruitment fees of $4,633 (March 31, 2015 - $nil), and other office and sundry expenses of $2,188 (March 31, 2015 - $2,421).

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the second quarter of fiscal 2014 to the first quarter of fiscal 2016. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2016	2015	2015	2015
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net income (loss)	$(57,912)	$(11,519)	$28,087	$(242,205)
Net income (loss) per share	$(0.00)	$(0.00)	$0.00	$(0.00)

	2015	2014	2014	2014
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net income (loss) from continuing operations	$44,791	$210,860	$(1,210,052)	$1,299,253
Net income (loss) from continuing operations per share	$0.00	$0.01	$(0.02)	$0.02
Net income (loss)	$44,791	$210,860	$(1,224,101)	$1,280,709
Net income (loss) per share	$0.00	$0.01	$(0.02)	$0.02

The Company reported a net loss of $57,912 during the first quarter of 2016 compared to a net loss of $11,519 during the fourth quarter of 2015. This change in results was partly due to higher general and administrative expenses of $58,581 during the first quarter of 2016 compared to ($66,208) during the fourth quarter of 2015. This variance was partially offset by higher income of $41,986 during the first quarter of 2016 compared to $313 during the fourth quarter of 2015. The income of $41,986 during the first quarter of 2016 is due to the payment made by Lidya upon signing the LOI.

The Company reported a net loss of $11,519 during the fourth quarter of 2015 compared to net income of $28,087 during the third quarter of 2015.

The Company reported net income of $28,087 during the third quarter of 2015 compared to a net loss of $242,205 during the second quarter of 2015. This change in results was due in part to a larger gain on fair value for common share purchase warrants during the third quarter and a decrease in general and administrative expenses during the third quarter. The fair value of common share purchase warrants increased by $271,871 to $745,970 during the third quarter compared to a gain on such value of $166,363 to $474,099 during the second quarter of 2015. The general and administrative expense incurred in the third quarter was $57,250 compared to $212,744 of general and administrative expenses incurred during the second quarter of 2015.

The Company reported a net loss of $242,205 during the second quarter of 2015 compared to net income from continuing operations of $44,791 during the first quarter of 2015. This change was related to a larger gain on fair value for common share purchase warrants during the first quarter and an increase in general and administrative expenses during the second quarter. The fair value of common share purchase warrants increased by $166,363 to $474,099 compared to a gain on such value of $307,736 during the first quarter of 2015. The general and administrative expenses increased by $212,744 to $255,563 compared to an expense of $42,819 during the first quarter of 2015.

The Company reported net income from continuing operations of $44,791 during the first quarter of 2015 compared to net income from continuing operations of $210,860 during the fourth quarter of 2014 due to a gain on fair value for common share purchase warrants of $307,736 during the first quarter of 2015 compared to a gain on such value of $575,750 during the fourth quarter of 2014.

The Company reported net income from continuing operations of $210,860 during the fourth quarter of 2014 compared to a net loss from continuing operations of $1,210,052 during the third quarter of 2014. The net income from continuing operations in the last quarter of 2014 was most significantly impacted by a fair value gain for common share purchase warrants in the amount of $575,750 and an overall decrease in the Company’s activities for the conservation of cash.

The Company reported a net loss from continuing operations of $1,210,052 during the third quarter of 2014 compared to net income from continuing operations of $1,299,253 during the second quarter of 2014. The net loss from continuing operations in the third quarter of 2014 was most significantly impacted by a loss on Canadian dollar common share purchase warrants of $711,341 and includes a loss of $12,621 from the sale of the Oman properties.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at March 31, 2016 was $45,825 compared to $129,065 as at December 31, 2015. The decrease in the cash balance was mainly the result of the use of funds for the exploration activities in Turkey and head office operations during the first quarter of 2016.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the first quarter of 2016 and 2015 for the Turkey project.

For the three months ended	March 31, 2016	March 31, 2015
Field camp expenses	17,169	162,500
Geochemistry	-	2,328
Professional fees	693	305
General & administration	10,399	9,511
Foreign exchange	(1,289)	(75,991)
Depreciation and amortization	2,602	4,485
TOTAL	$ 29,573	$ 103,138

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at May 30, 2016, the Company had outstanding 95,253,840 common shares, warrants to purchase a total of 9,000,000 common shares and 1,700,000 stock options.

Related Party Transactions

As of March 31, 2016, an amount of $53,001 (December 31, 2015 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

As of March 31, 2016, an amount of $70,845 (December 31, 2015 - $44,615) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of March 31, 2016, an amount of $1,008 (December 31, 2015 - nil) was owed to Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by the Company.

As of March 31, 2016, an amount of $55,838 (December 31, 2015 - $48,838) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

During 2016, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.	Accounting Standard Update (“ASU”) No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)”.

These new standards and changes did not have any material impact on the Company’s consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. As at March 31, 2016, no impairment was recorded against the carrying value of mineral properties.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2016, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 8(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2016, the Company estimated that all options previously granted will vest.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.41% - 0.59%, which is based on the Bank of Canada benchmark bonds, yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 74% - 115%, which is based on the average of the Company’s selected peers historical stock prices

(iii)	Expected life: up to 2 years

(iv)	Expected dividends: $Nil

At March 31, 2016, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

March 31, 2016
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$2,662	-

December 31, 2015
Assets:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$10,863	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at March 31, 2016.

	Canadian	Turkish
	Dollar	Lira
Cash	887	77,946
Prepaids and advances	-	40,593
Accounts payable	(67,813)	(1,451)
Accrued liabilities	(120,000)	-
Total foreign currency working capital	(186,927)	117,087
US$ exchange rate at March 31, 2016	0.7700	0.3522
Total foreign currency net working capital in US$	(143,933)	41,238
Impact of a 10% strengthening of the US$ on net income (loss)	(14,393)	4,124

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated May 2, 2016 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).